COMMENTS RECEIVED ON JANUARY 14, 2021 & FEBRUARY 1, 2021

FROM KEN ELLINGTON & EDWARD BARTZ

FIDELITY HASTINGS STREET TRUST (File Nos. 002-11517 and 811-00215)

Fidelity Export and Multinational Fund

Fidelity Fund

N-14 FILED ON JANUARY 6, 2021

N-14 Information Statement and Prospectus

1)

SYNOPSIS - Who bears the expenses associated with the Reorganization?

C:

The Staff notes that page 12 of the N-14 states that Fidelity Export and Multinational Fund will bear the cost of the reorganization, while disclosure in the Notes to Pro Forma Combined Financial Statements states that each fund will bear their respective costs of the reorganization. The Staff requests we confirm which statement is correct and update the disclosure accordingly.

R:

Fidelity Export and Multinational Fund will bear the reorganization expenses. Disclosure will be updated accordingly.

2)

PRO FORMA FINANCIAL STATEMENTS - Notes to Pro Forma Combined Financial Statements

C:

The Staff requests we disclose the following for each fund in the N-14 and in the Notes to Pro Forma Combined Financial Statements: estimate of the percentage of the fund’s portfolio that will be sold in connection with repositioning; dollar amount of transactions costs expected to be generated as a result of the trades; and estimated impact to shareholders with respect to capital gain gains, including dollars and per share amounts.

R:

Form N-14 does not require specific disclosure regarding investments to be sold in connection with a merger. In addition, we believe it would be difficult to determine this information at the present time, given that the reorganization will not occur until several months after the date of the proxy statement/prospectus. As noted in the proxy statement/prospectus, all of the current investments of Fidelity Export and Multinational Fund are permissible investments for Fidelity Fund. Nevertheless, if shareholders approve the Reorganization, FMR may reallocate assets, resulting in the purchase and sale of securities held by the funds, as part of repositioning the combined portfolios. Furthermore, we have described in general terms the impact of purchases and sales and the tax impact of the reorganizations. For these reasons, we believe our existing disclosure is sufficient.

3)

PRO FORMA FINANCIAL STATEMENTS – Pro Forma Combined Statement of Operations

C:

The Staff notes that footnote (e) to the Pro Forma Combined Statement of Operations does not appear to be anchored to any data in the Statement and asks that we revise accordingly.

R:

The fund will update the statement of operations accordingly.

4)

C:

The Staff requests we include narrative disclosure about material differences in the accounting policies of the acquired fund when compared to the registrant as required by Article 6-11(d)(1)(iii) of Regulation SX.

R:

In describing the transition period for the amendments to financial disclosures about acquired and disposed businesses, including 6-11(d)(1)(iii) of Regulation S-X, the adopting release states “registrants will not be required to apply the final amendments until the beginning of the registrant’s fiscal year beginning after December 31, 2020 (the ‘mandatory compliance date’).” The mandatory compliance date has not yet occurred with respect to the funds, so accordingly, we respectfully decline to add this disclosure.

5)

COVER LETTER

“WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY. THE

 TRANSACTION WILL NOT REQUIRE ANY ACTION ON YOUR PART. You will automatically receive shares of Fidelity® Fund in exchange for your shares of Fidelity® Export and Multinational Fund as of the closing date. If, after reviewing the information contained in the enclosed Prospectus/Information Statement, you do not wish to receive shares of the Fidelity® Fund pursuant to the Reorganization, you may redeem your shares of the Fidelity® Export and Multinational Fund at any time prior to the close of business on April 16, 2021. Keep in mind that any such redemption may have tax consequences and you should consult your tax advisor. If you have questions, you may contact us at 1-800-544-8544 (Retail Class) or 1-800-835-5092 (Class K). If you invest through another financial institution, such as a brokerage firm, please contact your financial institution should you have any questions.”

C:

The Staff requests we explain supplementally why shareholders of Fidelity Export and Multinational Fund are not required to approve the merger.

R:

The disclosure will be revised accordingly:

“WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY. THE TRANSACTION WILL NOT REQUIRE ANY ACTION ON YOUR PART. Shareholder approval of the merger is not required because the differences between Fidelity Export and Multinational Fund and Fidelity Fund do not mandate shareholder approval under Rule 17a-8(a)(3) under the 1940 Act….”

6)

SYNOPSIS – What am I being asked to vote on?

“We are not asking you for a proxy and you are requested not to send us a proxy.”

C:

The Staff requests we explain in the response above why shareholders do not have to vote.

R:

The disclosure will be revised accordingly:

“Because Rule 17a-8 under the 1940 Act does not require shareholder approval under these conditions, we are not asking you for a proxy and you are requested not to send us one.”

7)

SYNOPSIS - How do the funds’ investment objectives, strategies, policies, and limitations compare?

C:

The Staff requests we provide a narrative highlighting the differences in investment strategies, policies, and limitations. The Staff referenced Item 3(b) of form N-14.

R:

We believe that presenting the strategies side by side in a tabular format is a more effective way to highlight the differences between the funds.

8)

COMPARISON OF PRINCIPAL RISK FACTORS - How do the funds compare in terms of their performance?

C:

The Staff requests we consider revising the bar graphs and tables to show side by side comparisons of the funds.

R:

Given presentation constraints resulting from print dimensions, it is not possible to present graphs and tables side by side. Accordingly, the presentation must remain vertical.